Exhibit 99.1

Darkiris Inc. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, November 21, 2025 -- DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), a comprehensive technology enterprise engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts, today announced that on November 18, 2025, it received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s Class A Ordinary Shares (“Shares”) over the 30 consecutive business day period between October 7, 2025 and November 17, 2025, the Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Shares for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company is issuing this press release in accordance with Nasdaq Listing Rule 5810(b) and instructions from the Notice.

The Notice has no immediate effect on the continued listing status of the Shares on The Nasdaq Capital Market. The Company has been provided a compliance period of 180 calendar days from the date of the Notice, or until May 18, 2026, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). If at any time before May 18, 2026, the closing bid price of the Shares reaches or exceeds $1.00 per share for a minimum of 10 consecutive business days, the Staff will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement, and the matter would be resolved.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the initial 180 calendar day period, the Company may be eligible for additional time for compliance.

To qualify, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii) the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel.

The Company’s business operations are not affected by the receipt of the Notice. The Company is committed to actively addressing this matter, including actively monitoring the closing bid price of the Shares and evaluating all available options to regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement. In the event the Company chooses to request an additional 180-day compliance period, there is no guarantee that Nasdaq will grant such request.

About DarkIris Inc.

DarkIris Inc. is a comprehensive technology enterprise based in Hong Kong, engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts. The Company conducts its business through its subsidiaries, Quantum Arts Co., Limited and Hongkong Stellar Wisdom Co., Limited. The Company’s activities include game design, programming and graphics, as well as the distribution and operation of mobile games across multiple platforms. DarkIris leverages (i) the innovative, creative and technical expertise of Hong Kong’s gaming industry community, and (ii) the multicultural environment and diverse interests of mobile game players in the regions. The Company’s goal is to create and promote a broader array of engaging, immersive, and captivating mobile game genres for a global audience. The Company is committed to consistently showcasing exceptional strength and unique allure across diverse gaming sectors, leading the way in pioneering advancements within the industry. For more information, please visit the Company’s website: www.darkiris.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com